NO ACT

15
12-27-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005715

February 8, 2011

Christopher J. Adam
Senior Counsel
Wells Fargo & Company
Law Department
MAC #F4030-010
800 Walnut Street
Des Moines, IA 50309


Received SEC
FEB 08 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-8-11

Re: Wells Fargo & Company
Incoming letter dated December 27, 2010

Dear Mr. Adam:

This is in response to your letters dated December 27, 2010 and January 12, 2011 concerning the shareholder proposal submitted to Wells Fargo by Louise M. Todd. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Louise M. Todd

*** FISMA & OMB Memorandum M-07-16 ***

Thomas Huang
Assistant Counsel
New York City Comptroller's Office
1 Centre Street, Room 609
New York, NY 10007

February 8, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 27, 2010

The proposal requests that the board publish a special report to shareholders on the company's residential mortgage loss mitigation policies and outcomes and the company's policies and procedures to ensure that the company does not wrongly foreclose on any residential property.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Wells Fargo's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

January 12, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Wells Fargo & Company*
Shareholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "NYC Funds") in response to the December 27, 2010 letter submitted to the Securities and Exchange Commission (the "Commission") by Christopher J. Adam, Senior Counsel at Wells Fargo & Company ("Wells Fargo" or the "Company"), seeking assurance that Staff of the Division of Corporation Finance of the Commission will not recommend any enforcement action if the Company omits from its 2011 proxy statement and form of proxy ("Proxy Materials") the NYC Funds' shareholder proposal (the "NYC Proposal"). In its letter, the Company argues that the NYC Proposal may properly be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(11). We disagree with the Company's arguments, and respectfully request that the Division of Corporation Finance (the "Division" or "Staff") deny the relief that the Company seeks as it relates to the NYC Proposal.

The NYC Proposal Does Not Substantially Duplicate a Previously Submitted Proposal As The Previously Submitted Proposal Has Been Withdrawn

The Company argues that the NYC Proposal may be properly omitted under Rule 14a-8(i)(11) because the NYC Proposal substantially duplicates a proposal that was submitted by the AFL-CIO Reserve Fund (the "AFL Proposal"). The Company states in its December 27, 2010 letter that it received the AFL Proposal on November 10, 2010 and subsequently received the NYC proposal on November 12, 2010. The Company further states (i) that it intends to include the AFL Proposal in its 2011 Proxy Materials, and (ii) that it may exclude the NYC Proposal because, in its opinion, the "principal thrust or focus" is the same in both the AFL Proposal and the NYC Proposal, namely a focus on "the Company's internal controls relating to its residential

mortgage servicing operations, including its mortgage modification programs, mortgage foreclosure procedures and mortgage securitizations," and a requirement that the Company report to shareholders on same.

Subsequent to the Company's December 27, 2010 letter, however, the AFL-CIO withdrew the AFL Proposal. Specifically, in a January 3, 2011 letter submitted to the Company, Daniel F. Pedrotty, Director of the Office of Investment of the AFL-CIO, stated on behalf of the AFL-CIO Reserve Fund, "I write to withdraw our previously submitted shareholder proposal recommending that Wells Fargo prepare a report on its internal controls over its mortgage servicing operations." (Copy of letter attached as Exhibit A).

As the AFL Proposal has been withdrawn, it cannot be included in the Company's Proxy Materials and cannot be considered a previously submitted proposal for the purposes of Rule 14a-8(i)(11). The Company's arguments that the NYC Proposal substantially duplicates a previously submitted proposal the Company intended to include in its Proxy Materials are now factually incorrect and moot, as the AFL Proposal referenced by the Company has been withdrawn and, as such, no previously submitted proposal exists.

Finally, in the event the Todd Proposal, which is also covered in the Company's December 27, 2010 letter, is determined to be substantially duplicative of the NYC Proposal, the NYC Funds respectfully refer the Commission to statements in the Company's letter confirming that the Company received the NYC Proposal prior to the Todd Proposal. Accordingly, for the reasons cited by the Company regarding controlling precedent when a company receives substantively duplicative proposals, the NYC Funds respectfully submit that it is clear that the NYC Proposal must be included in the Company's 2011 Proxy Material over the Todd proposal.

For the reasons set forth above, the NYC Funds respectfully request that the Company's request for no-action relief be denied, and the Company be instructed to include the NYC Proposal in its proxy materials.

Thank you for your consideration.

Sincerely,



Thomas Huang
Assistant Counsel
New York City Comptroller's Office
1 Centre Street, Room 609
New York, NY 10007
(212) 669-4952
(212) 815-8613 (fax)
thuang@comptroller.nyc.gov

Attachments (1)

cc: (via electronic mail and overnight delivery)
Mr. Christopher J. Adam
Senior Counsel
Wells Fargo & Company
Law Department
800 Walnut Street
Des Moines, IA 50309

Exhibit A

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 3, 2011

Sent by FAX (866) 494-1598 and U.S. Mail

Laurel A. Holschuh
Corporate Secretary
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, Minnesota 55479

Dear Ms. Holschuh,

On behalf of the AFL-CIO Reserve Fund, I write to withdraw our previously submitted shareholder proposal recommending that Wells Fargo prepare a report on its internal controls over its mortgage servicing operations. I would like to thank Wells Fargo for providing the AFL-CIO with the opportunity to discuss our concerns regarding the foreclosure crisis, and we look forward to further dialogue on this matter. If you have any questions, please contact Brandon Rees at 202-637-5152.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment



Wells Fargo & Company
Law Department
MAC #F4030-010
800 Walnut Street
Des Moines, IA 50309

Christopher J. Adam
Senior Counsel
515.557.8167
515.557.7602 (fax)

January 12, 2011

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE *Supplemental Letter -- Wells Fargo & Company*
Stockholder Proposal Submitted by the Comptroller of the City of New York, John C. Liu.
Stockholder Proposal Submitted by Louise R. Todd

Ladies and Gentlemen:

By letter dated December 27, 2010 (the "Initial Letter"), Wells Fargo & Company, a Delaware corporation ("Wells Fargo" or the "Company"), gave notice of our intention to omit from the proxy statement and form of proxy (the "Proxy Materials") for Wells Fargo's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") (i) a stockholder proposal (the "NYC Comptroller Proposal") and statements in support thereof submitted by the Comptroller of the City of New York, John C. Liu (the "NYC Comptroller") as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System and (ii) a stockholder proposal (the "Todd Proposal", together with the NYC Comptroller Proposal, the "Proposals") and statements in support thereof submitted by Louise R. Todd ("Todd", and the NYC Comptroller, each a "Proponent" and together the "Proponents").

In the Initial Letter we requested confirmation that the staff of Division of Corporation Finance (the "Staff") would not recommend any enforcement action to the Securities and Exchange Commission ("Commission") if Wells Fargo excluded the NYC Comptroller Proposal and the Todd Proposal, in their entirety, from the Proxy Materials. The Initial Letter argued that the NYC Comptroller Proposal and the Todd proposal were each substantially duplicative of a stockholder proposal (the "Prior Proposal") previously submitted to the Company on behalf of the AFL-CIO Reserve Fund (the "AFL-CIO").

We are now writing to advise the Staff and the Proponents that the AFL-CIO has since withdrawn the Prior Proposal as indicated in the withdrawal notice attached hereto as Exhibit D that was received by the Company on January 6, 2011. As a result of the withdrawal of the Prior Proposal, Wells Fargo hereby wishes to notify the Staff that it intends to (A) include the NYC Comptroller Proposal in the Proxy Materials and (B) omit the Todd Proposal from the Proxy Materials. Accordingly, Wells Fargo hereby withdraws its request for no-action relief in the Initial Letter solely as it relates to the NYC Comptroller Proposal. Additionally, in response to the Initial Letter we also received by e-mail earlier today a copy of the NYC Comptroller's response letter of even date herewith also submitted to the Staff ("NYC Comptroller Response"). A copy of the NYC Comptroller Response is attached hereto as Exhibit E. For the reasons stated above, we do not intend to specifically address the NYC Comptroller Response because we consider it moot as a result of our submission of this supplemental letter.

Wells Fargo does hereby restate in this supplemental letter its revised basis for excluding the Todd Proposal (as a result of the withdrawal of the Prior Proposal) and further requests confirmation that the Staff will not recommend any enforcement action to the Commission if Wells Fargo excludes the Todd Proposal, in its entirety, from the Proxy Materials because the Todd Proposal substantially duplicates the NYC Comptroller Proposal that Wells Fargo intends to include in the Proxy Materials.

A copy of this supplemental letter is also being sent concurrently to both of the Proponents.

REVISED BASIS FOR EXCLUSION OF THE TODD PROPOSAL

Wells Fargo respectfully requests that the Staff concur in our view that the Todd Proposal may be properly omitted from the Proxy Materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because the Todd Proposal substantially duplicates the NYC Comptroller Proposal that Wells Fargo intends to include in its Proxy Materials. Copies of the NYC Comptroller Proposal and Todd Proposal were attached to the Initial Letter as Exhibits A and B thereto, respectively.

The Todd Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates a Previously Submitted Proposal.

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994). The Staff has also previously indicated that a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first of such proposals. *See, e.g. Wells Fargo & Co.* (avail. Feb. 5, 2003). Wells Fargo received the NYC Comptroller Proposal on November 12, 2010 and it subsequently received the Todd Proposal via facsimile on November 18, 2010 at 4:41p.m. Central Standard Time Therefore, Wells Fargo intends to exclude the later received Todd Proposal as substantially duplicative of the NYC Comptroller Proposal received first in time.

Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Instead, in determining whether two proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Pacific Gas and Electric Co.* (avail. Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs); *Wyeth* (avail. Jan. 21, 2005) (proposal requesting that the board prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply in foreign markets substantially duplicated by second proposal requesting that the board prepare a report on the effects and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow the purchase of its products by U.S. residents).

With respect to the two instant proposals, while the Todd Proposal is more narrowly tailored it is still quite clear that the broader NYC Comptroller Proposal shares the same principal thrust or core focus of internal controls relating to residential mortgage loan modifications and foreclosures. The Company's policies and procedures both for residential mortgage loss mitigation (including data on mitigation outcomes) and foreclosures that are the focus of the Todd Proposal would certainly be subsumed by or contained within a broader report on "internal controls related to loan modifications, foreclosures and securitizations" called for by the NYC Comptroller Proposal. Similarly, in *Time Warner* two shareholder proposals sought information on the company's participation and use of corporate resources in the political process. *Time Warner, Inc.* (avail. Feb. 11, 2004). The Staff concurred with the company's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth. *See also Wyeth* (avail. Jan. 21, 2005) (the second proposal was subsumed by the first proposal and was found to be substantially duplicative).

The fact that the Todd Proposal also specifically requests additional detail on data for residential mortgage loss mitigation outcomes does not alter the analysis. Ultimately, the subject matter and principal thrust is still the same. For example, in *General Motors Corp.*, the Staff concurred that a proposal requesting a report on plans to comply with new fuel economy and greenhouse gas emissions standards had the same principal focus as a proposal requesting the adoption of quantitative goals for greenhouse gas emissions only and reports on plans to achieve those goals, although the proposal to be included did not require reporting on compliance with fuel economy standards. *General Motors Corp.* (avail. Mar. 13, 2008); *see also General Motors Corp. (Catholic Healthcare West Proposal)* (avail. Apr. 5, 2007) (allowing exclusion of a second proposal requesting an annual report of each contribution made with respect to a political campaign, political party, or attempt to influence legislation as substantially duplicative of a prior proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year).

Furthermore, the Staff has also previously concurred with the view that Rule 14a-8(i)(11) is available even when one proposal specifically requests board committee level action or reporting while the other proposal speaks to requested action of the full board of directors or company generally. *See General Motors Corp.* (avail. Mar. 13, 2008) (concurring with the exclusion of proposal requesting a committee of independent directors assess and report on steps to meet new fuel economy and greenhouse gas emissions standards duplicating proposal to adopt quantitative goals for reducing greenhouse gas emissions); *Chevron Corp.* (avail. Mar. 23, 2009) (proposal requesting an independent committee of the board to prepare a report on environmental damage from oil sands operations substantially duplicated a proposal that the board of directors adopt and report on goals for reducing greenhouse emissions from the company's products and operations); *Bank of America Corp.* (avail. Feb. 14, 2006) (allowing exclusion of proposal requesting the company submit to its audit committee and publish a report on information relating to political contributions as substantially duplicative of a proposal requesting the board of directors direct management to publish a detailed statement of political contributions); *General Electric Co.* (Feb. 9, 1994) (proposal that the company prepare a report regarding violence in television programming excludable because it was substantially identical to another proposal that company form a committee of outside directors to review the same issue).

Finally, because the Todd Proposal substantially duplicates the NYC Comptroller Proposal, Wells Fargo believes there is very strong potential that its stockholders may be confused when asked to vote on both proposals. For example, given the distinct overlap and substantial similarities between the two proposals, some stockholders may be confused as to how the Company would attempt to implement the issuance of two separate reports on the same "core issue" or whether they would be integrated or combined into single report. On the other hand, if both proposals are included in the Proxy Materials, some stockholders could also assume incorrectly that there must be a substantive difference between the proposals. If both proposals are voted on at the 2011 Annual Meeting with only one proposal passing, Wells Fargo would not know the intention of its stockholders based on such inconsistent results. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

For the foregoing reasons, Wells Fargo respectfully requests that the Staff concur in Wells Fargo's determination to omit the Todd Proposal from Wells Fargo's Proxy Materials pursuant to Rule 14a-8(i)(11) as substantially duplicative of the NYC Comptroller Proposal.

We would be happy to provide you with additional information and answer any questions you may have regarding this request. Please do not hesitate to contact the undersigned at (515) 557-8167 regarding this request.

Very truly yours,



Christopher J. Adam
Senior Counsel

Attachments (2)

cc: (via electronic mail and overnight delivery)
Mr. Michael Garland
Executive Director of Corporate Governance
The City of New York
Officer of the Comptroller
1 Centre Street, Room 629
New York, NY 10007

(via electronic mail and overnight delivery)
Thomas Huang, Esq.
Assistant Counsel
New York City Comptroller's Office
1 Centre Street, Room 609
New York, NY 10007

(via electronic mail and overnight delivery)
Ms. Louise R. Todd

*** FISMA & OMB Memorandum M-07-16 ***

(via electronic mail and overnight delivery)
Mr. Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
29 Winter Street, 2nd Floor
Boston, MA 02108

EXHIBIT D

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 3, 2011

Sent by FAX (866) 494-1598 and U.S. Mail

Laurel A. Holschuh
Corporate Secretary
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, Minnesota 55479

Dear Ms. Holschuh,

On behalf of the AFL-CIO Reserve Fund, I write to withdraw our previously submitted shareholder proposal recommending that Wells Fargo prepare a report on its internal controls over its mortgage servicing operations. I would like to thank Wells Fargo for providing the AFL-CIO with the opportunity to discuss our concerns regarding the foreclosure crisis, and we look forward to further dialogue on this matter. If you have any questions, please contact Brandon Rees at 202-637-5152.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment



5

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006


AFL
CIO
AMERICAN FEDERATION OF LABOR
CONGRESS OF INDUSTRIAL ORGANIZATIONS



$00.44

US POSTAGE

Laurel Holschuh
Corporate Secretary
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis MN 55479

EXHIBIT E

Adam, Chris

From: Huang, Thomas [thuang@comptroller.nyc.gov]
Sent: Wednesday, January 12, 2011 9:56 AM
To: shareholderproposals@sec.gov
Cc: Adam, Chris
Subject: NYC Pension Funds Response to Wells Fargo & Company
Attachments: SEC No Action Letter Response - Wells Fargo 1.12.10.pdf

January 12, 2011

To the Office of Chief Counsel, Division of Corporation Finance:

The attached letter is the response of the New York City Pension Funds to the December 27, 2010 no-action request from Christopher J. Adam, Senior Counsel, Wells Fargo & Company, and will also be sent today, January 12, 2011 by Express Mail to the Division and to Mr. Adam.

Thank you.

Thomas Huang
New York City Comptroller's Office
1 Centre Street, Room 609
New York, NY 10007
(212)669-4952
Fax (212) 815-8613
thuang@comptroller.nyc.gov



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

January 12, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Wells Fargo & Company*
Shareholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "NYC Funds") in response to the December 27, 2010 letter submitted to the Securities and Exchange Commission (the "Commission") by Christopher J. Adam, Senior Counsel at Wells Fargo & Company ("Wells Fargo" or the "Company"), seeking assurance that Staff of the Division of Corporation Finance of the Commission will not recommend any enforcement action if the Company omits from its 2011 proxy statement and form of proxy ("Proxy Materials") the NYC Funds' shareholder proposal (the "NYC Proposal"). In its letter, the Company argues that the NYC Proposal may properly be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(11). We disagree with the Company's arguments, and respectfully request that the Division of Corporation Finance (the "Division" or "Staff") deny the relief that the Company seeks as it relates to the NYC Proposal.

The NYC Proposal Does Not Substantially Duplicate a Previously Submitted Proposal As The Previously Submitted Proposal Has Been Withdrawn

The Company argues that the NYC Proposal may be properly omitted under Rule 14a-8(i)(11) because the NYC Proposal substantially duplicates a proposal that was submitted by the AFL-CIO Reserve Fund (the "AFL Proposal"). The Company states in its December 27, 2010 letter that it received the AFL Proposal on November 10, 2010 and subsequently received the NYC proposal on November 12, 2010. The Company further states (i) that it intends to include the AFL Proposal in its 2011 Proxy Materials, and (ii) that it may exclude the NYC Proposal because, in its opinion, the "principal thrust or focus" is the same in both the AFL Proposal and the NYC Proposal, namely a focus on "the Company's internal controls relating to its residential

mortgage servicing operations, including its mortgage modification programs, mortgage foreclosure procedures and mortgage securitizations," and a requirement that the Company report to shareholders on same.

Subsequent to the Company's December 27, 2010 letter, however, the AFL-CIO withdrew the AFL Proposal. Specifically, in a January 3, 2011 letter submitted to the Company, Daniel F. Pedrotty, Director of the Office of Investment of the AFL-CIO, stated on behalf of the AFL-CIO Reserve Fund, "I write to withdraw our previously submitted shareholder proposal recommending that Wells Fargo prepare a report on its internal controls over its mortgage servicing operations." (Copy of letter attached as Exhibit A).

As the AFL Proposal has been withdrawn, it cannot be included in the Company's Proxy Materials and cannot be considered a previously submitted proposal for the purposes of Rule 14a-8(i)(11). The Company's arguments that the NYC Proposal substantially duplicates a previously submitted proposal the Company intended to include in its Proxy Materials are now factually incorrect and moot, as the AFL Proposal referenced by the Company has been withdrawn and, as such, no previously submitted proposal exists.

Finally, in the event the Todd Proposal, which is also covered in the Company's December 27, 2010 letter, is determined to be substantially duplicative of the NYC Proposal, the NYC Funds respectfully refer the Commission to statements in the Company's letter confirming that the Company received the NYC Proposal prior to the Todd Proposal. Accordingly, for the reasons cited by the Company regarding controlling precedent when a company receives substantively duplicative proposals, the NYC Funds respectfully submit that it is clear that the NYC Proposal must be included in the Company's 2011 Proxy Material over the Todd proposal.

For the reasons set forth above, the NYC Funds respectfully request that the Company's request for no-action relief be denied, and the Company be instructed to include the NYC Proposal in its proxy materials.

Thank you for your consideration.

Sincerely,

Thomas Huang
Assistant Counsel
New York City Comptroller's Office
1 Centre Street, Room 609
New York, NY 10007
(212) 669-4952
(212) 815-8613 (fax)
thuang@comptroller.nyc.gov

Attachments (1)

cc: (via electronic mail and overnight delivery)
Mr. Christopher J. Adam
Senior Counsel
Wells Fargo & Company
Law Department
800 Walnut Street
Des Moines, IA 50309

Exhibit A

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR &
AFL CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 3, 2011

Sent by FAX (866) 494-1598 and U.S. Mail

Laurel A. Holschuh
Corporate Secretary
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, Minnesota 55479

Dear Ms. Holschuh,

On behalf of the AFL-CIO Reserve Fund, I write to withdraw our previously submitted shareholder proposal recommending that Wells Fargo prepare a report on its internal controls over its mortgage servicing operations. I would like to thank Wells Fargo for providing the AFL-CIO with the opportunity to discuss our concerns regarding the foreclosure crisis, and we look forward to further dialogue on this matter. If you have any questions, please contact Brandon Rees at 202-637-5152.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

January 12, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Wells Fargo & Company*
Shareholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "NYC Funds") in response to the December 27, 2010 letter submitted to the Securities and Exchange Commission (the "Commission") by Christopher J. Adam, Senior Counsel at Wells Fargo & Company ("Wells Fargo" or the "Company"), seeking assurance that Staff of the Division of Corporation Finance of the Commission will not recommend any enforcement action if the Company omits from its 2011 proxy statement and form of proxy ("Proxy Materials") the NYC Funds' shareholder proposal (the "NYC Proposal"). In its letter, the Company argues that the NYC Proposal may properly be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(11). We disagree with the Company's arguments, and respectfully request that the Division of Corporation Finance (the "Division" or "Staff") deny the relief that the Company seeks as it relates to the NYC Proposal.

The NYC Proposal Does Not Substantially Duplicate a Previously Submitted Proposal As The Previously Submitted Proposal Has Been Withdrawn

The Company argues that the NYC Proposal may be properly omitted under Rule 14a-8(i)(11) because the NYC Proposal substantially duplicates a proposal that was submitted by the AFL-CIO Reserve Fund (the "AFL Proposal"). The Company states in its December 27, 2010 letter that it received the AFL Proposal on November 10, 2010 and subsequently received the NYC proposal on November 12, 2010. The Company further states (i) that it intends to include the AFL Proposal in its 2011 Proxy Materials, and (ii) that it may exclude the NYC Proposal because, in its opinion, the "principal thrust or focus" is the same in both the AFL Proposal and the NYC Proposal, namely a focus on "the Company's internal controls relating to its residential

mortgage servicing operations, including its mortgage modification programs, mortgage foreclosure procedures and mortgage securitizations," and a requirement that the Company report to shareholders on same.

Subsequent to the Company's December 27, 2010 letter, however, the AFL-CIO withdrew the AFL Proposal. Specifically, in a January 3, 2011 letter submitted to the Company, Daniel F. Pedrotty, Director of the Office of Investment of the AFL-CIO, stated on behalf of the AFL-CIO Reserve Fund, "I write to withdraw our previously submitted shareholder proposal recommending that Wells Fargo prepare a report on its internal controls over its mortgage servicing operations." (Copy of letter attached as Exhibit A).

As the AFL Proposal has been withdrawn, it cannot be included in the Company's Proxy Materials and cannot be considered a previously submitted proposal for the purposes of Rule 14a-8(i)(11). The Company's arguments that the NYC Proposal substantially duplicates a previously submitted proposal the Company intended to include in its Proxy Materials are now factually incorrect and moot, as the AFL Proposal referenced by the Company has been withdrawn and, as such, no previously submitted proposal exists.

Finally, in the event the Todd Proposal, which is also covered in the Company's December 27, 2010 letter, is determined to be substantially duplicative of the NYC Proposal, the NYC Funds respectfully refer the Commission to statements in the Company's letter confirming that the Company received the NYC Proposal prior to the Todd Proposal. Accordingly, for the reasons cited by the Company regarding controlling precedent when a company receives substantively duplicative proposals, the NYC Funds respectfully submit that it is clear that the NYC Proposal must be included in the Company's 2011 Proxy Material over the Todd proposal.

For the reasons set forth above, the NYC Funds respectfully request that the Company's request for no-action relief be denied, and the Company be instructed to include the NYC Proposal in its proxy materials.

Thank you for your consideration.

Sincerely,

Thomas Huang
Assistant Counsel
New York City Comptroller's Office
1 Centre Street, Room 609
New York, NY 10007
(212) 669-4952
(212) 815-8613 (fax)
thuang@comptroller.nyc.gov

Attachments (1)

cc: (via electronic mail and overnight delivery)
Mr. Christopher J. Adam
Senior Counsel
Wells Fargo & Company
Law Department
800 Walnut Street
Des Moines, IA 50309

Exhibit A

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 3, 2011

Sent by FAX (866) 494-1598 and U.S. Mail

Laurel A. Holschuh
Corporate Secretary
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, Minnesota 55479

Dear Ms. Holschuh,

On behalf of the AFL-CIO Reserve Fund, I write to withdraw our previously submitted shareholder proposal recommending that Wells Fargo prepare a report on its internal controls over its mortgage servicing operations. I would like to thank Wells Fargo for providing the AFL-CIO with the opportunity to discuss our concerns regarding the foreclosure crisis, and we look forward to further dialogue on this matter. If you have any questions, please contact Brandon Rees at 202-637-5152.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment



Wells Fargo & Company
Law Department
MAC #F4030-010
800 Walnut Street
Des Moines, IA 50309

Christopher J. Adam
Senior Counsel
515.557.8167
515.557.7602 (fax)

December 27, 2010

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE *Wells Fargo & Company*
Stockholder Proposal Submitted by the Comptroller of the City of New York, John C. Liu.
Stockholder Proposal Submitted by Louise R. Todd

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Wells Fargo & Company, a Delaware corporation ("Wells Fargo" or the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit from its proxy statement and form of proxy (the "Proxy Materials") for Wells Fargo's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") (i) a stockholder proposal (the "NYC Comptroller Proposal") and statements in support thereof submitted by the Comptroller of the City of New York, John C. Liu (the "NYC Comptroller") as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System and (ii) a stockholder proposal (the "Todd Proposal", together with the NYC Comptroller Proposal, the "Proposals") and statements in support thereof submitted by Louise R. Todd ("Todd", and the NYC Comptroller, each a "Proponent" and together the "Proponents").

The 2011 Annual Meeting is scheduled to be held on or about May 3, 2011. Wells Fargo intends to file its definitive Proxy Materials with the Commission on or about March 18, 2011 and to commence distribution of those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) under the Exchange Act we have:

- filed this letter with the Commission (by electronic mail at shareholderproposals@sec.gov) no later than eighty (80) calendar days before Wells Fargo intends to file its definitive Proxy Materials with the Commission; and
- concurrently sent copies of this submission to each of the Proponents as notice of Wells Fargo's intent to omit both the NYC Comptroller Proposal and the Todd Proposal, respectively, from its Proxy Materials.

Rule 14a-8(k) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to their Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS AND THE PRIOR PROPOSAL

The NYC Comptroller Proposal

On November 12, 2010, Wells Fargo received the NYC Comptroller Proposal for inclusion in the Proxy Materials for the 2011 Annual Meeting. The NYC Comptroller Proposal states:

> **Resolved**, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011.
>
> The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

A copy of the NYC Comptroller Proposal and the cover letter submitted by the NYC Comptroller are attached to this letter as Exhibit A.

The Todd Proposal

On November 18, 2010 at 4:41p.m. Central Standard Time, Wells Fargo received via facsimile the Todd Proposal for inclusion in the Proxy Materials for the 2011 Annual Meeting. The Todd Proposal states:

> RESOLVED:
> Shareholders request that the Board of Directors publish a special report to shareholders, at reasonable expense and omitting proprietary information, by September 2011 on:
>
> 1. Wells Fargo's residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian, and white mortgage borrowers;
> 2. What policies and procedures Wells Fargo has put in place to ensure that it does not wrongly foreclose on any residential property in judicial or non-judicial foreclosure states, and that affidavits and other documents that Wells Fargo submits to courts in foreclosure actions are accurate and legally sufficient.

A copy of the Todd Proposal and the cover letter submitted by Todd are attached to this letter as Exhibit B.

The Prior Proposal

On November 10, 2010 at 11:23a.m. Central Standard Time, and prior to receipt of the NYC Comptroller Proposal and the Todd Proposal, Wells Fargo received via facsimile a stockholder proposal (the "Prior Proposal") and statements in support thereof submitted on behalf of the AFL-CIO Reserve Fund for inclusion in the Proxy Materials for the 2011 Annual Meeting. The Prior Proposal states:

> RESOLVED: Shareholders recommend that Wells Fargo & Company (the "Company") prepare a report on the Company's internal controls over its mortgage servicing operations, including a discussion of:
>
> - the Company's participation in mortgage modification programs to prevent residential foreclosures,
> - the Company's servicing of securitized mortgages that the Company may be liable to repurchase, and
> - the Company's procedures to prevent legal defects in the processing of affidavits related to foreclosure.
>
> The report shall be compiled at reasonable expense and be made available to shareholders by the end of 2011, and may omit proprietary information as determined by the Company.

A copy of the Prior Proposal and the cover letter submitted on behalf of the AFL-CIO Reserve Fund are attached to this letter as Exhibit C. Wells Fargo intends to include the Prior Proposal in its Proxy Materials for the 2011 Annual Meeting.

BASIS FOR EXCLUSION OF THE PROPOSALS

The NYC Comptroller Proposal

Wells Fargo respectfully requests that the Staff concur in our view that the NYC Comptroller Proposal may be properly omitted from the Proxy Materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because the NYC Comptroller Proposal substantially duplicates the Prior Proposal that Wells Fargo intends to include in its Proxy Materials.

The Todd Proposal

Wells Fargo respectfully requests that the Staff concur in our view that the Todd Proposal may be properly omitted from the Proxy Materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because the Todd Proposal substantially duplicates the Prior Proposal that Wells Fargo intends to include in its Proxy Materials.

ANALYSIS

The NYC Comptroller Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates a Previously Submitted Proposal.

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994). The Staff has also previously indicated that a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first of such proposals. *See. e.g. Wells Fargo & Co.* (avail. Feb. 5, 2003). While the cover letter accompanying the NYC Comptroller Proposal was dated November 9, 2010, Wells Fargo did not actually receive the NYC Comptroller Proposal until November 12, 2010. By such time Wells Fargo had already received the Prior Proposal via facsimile on November 10, 2010 at 11:23a.m. Central Standard Time. Therefore,

Wells Fargo intends to exclude the NYC Comptroller Proposal as substantially duplicative of the Prior Proposal.

Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Instead, in determining whether two proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Pacific Gas and Electric Co.* (avail. Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs); *Wyeth* (avail. Jan. 21, 2005) (proposal requesting that the board prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply in foreign markets substantially duplicated by second proposal requesting that the board prepare a report on the effects and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow the purchase of its products by U.S. residents); *General Motors Corp. (Catholic Healthcare West Proposal)* (avail. Apr. 5, 2007) (allowing exclusion of a second proposal requesting an annual report of each contribution made with respect to a political campaign, political party, or attempt to influence legislation as substantially duplicative of a prior proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year).

In this particular case, it is unmistakable that the principal thrust or focus of both the Prior Proposal and the NYC Comptroller Proposal are the same, namely the Company's internal controls relating to its residential mortgage servicing operations, including its mortgage modification programs, mortgage foreclosure procedures and mortgage securitizations. Furthermore, both proposals seek Company action in the form of a report to stockholders. Although the NYC Comptroller Proposal describes the internal control reporting it seeks with slightly greater detail, it is nevertheless substantially duplicative because the general subject matter or principal thrust, reporting on "internal controls related to loan modifications, foreclosures and securitizations," is nearly identical to and clearly subsumed by the Prior Proposal. Similarly, in *Time Warner* two shareholder proposals sought information on the company's participation and use of corporate resources in the political process. *Time Warner, Inc.* (avail. Feb. 11, 2004). The Staff concurred with the company's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth.

The fact that the NYC Comptroller Proposal also requests that "the Board have its Audit Committee conduct an independent review" does not alter this analysis. The Staff has previously concurred that Rule 14a-8(i)(11) is available even when one substantially duplicative proposal specifically requests board committee action while the other proposal speaks to requested action of the company generally. *See General Motors Corp.* (avail. Mar. 13, 2008) (concurring with the exclusion of proposal requesting a committee of independent directors assess and report on steps to meet new fuel economy and greenhouse gas emissions standards duplicating proposal to adopt quantitative goals for reducing greenhouse gas emissions); *Chevron Corp.* (avail. Mar. 23, 2009) (proposal requesting an independent committee of the board to prepare a report on environmental damage from oil sands operations substantially duplicated a proposal that the board of directors adopt and report on goals for reducing greenhouse emissions from the company's products and operations); *Bank of America Corp.* (avail. Feb. 14, 2006) (allowing exclusion of proposal requesting the company submit to its audit committee and publish a report on information relating to political contributions as substantially duplicative of a proposal requesting the board of directors direct management to publish a detailed statement of political contributions); *General Electric Co.* (Feb. 9, 1994) (proposal that the company prepare a report regarding violence in television programming excludable because it was substantially identical to another proposal that company form a committee of outside directors to review the same issue).

Finally, because the NYC Comptroller Proposal substantially duplicates the Prior Proposal, there is a risk that the Company's stockholders may be confused when asked to vote on both proposals. If both proposals are included in the Proxy Materials, stockholders could assume incorrectly that there must be a substantive difference between the proposals. In addition, if both proposals are voted on at the 2011 Annual Meeting with only one proposal passing, the Company would not know the intention of stockholders in the event of such inconsistent results. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

For the foregoing reasons, Wells Fargo respectfully requests the concurrence of the Staff in Wells Fargo's determination to omit the NYC Comptroller Proposal from Wells Fargo's Proxy Materials pursuant to Rule 14a-8(i)(11) as substantially duplicative of the Prior Proposal.

The Todd Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates a Previously Submitted Proposal.

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994). The Staff has also previously indicated that a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first of such proposals. *See, e.g. Wells Fargo & Co.* (avail. Feb. 5, 2003). Wells Fargo received the Prior Proposal via facsimile on November 10, 2010 at 11:23a.m. Central Standard Time and it subsequently received the Todd Proposal via facsimile on November 18, 2010 at 4:41p.m. Central Standard Time Therefore, Wells Fargo intends to exclude the later received Todd Proposal as substantially duplicative of the Prior Proposal.

Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Instead, in determining whether two proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Pacific Gas and Electric Co.* (avail. Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs); *Wyeth* (avail. Jan. 21, 2005) (proposal requesting that the board prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply in foreign markets substantially duplicated by second proposal requesting that the board prepare a report on the effects and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow the purchase of its products by U.S. residents).

In this particular case, while phrased slightly differently it is still clear that the Prior Proposal and the Todd Proposal share the same principal thrust or focus, namely the Company's internal controls relating to its residential mortgage servicing operations. The Company's policies and procedures both for residential mortgage loss mitigation and foreclosures that are the focus of the Todd Proposal merely constitute certain types of internal controls for mortgage servicing operations. Therefore, the policies and procedures requested by Todd Proposal would be subsumed by a broader report on the "Company's internal controls over its mortgage servicing operations" as called for by the Prior Proposal. Similarly, in *Time Warner* two shareholder proposals sought information on the company's participation and use of corporate resources in the political process. *Time Warner, Inc.* (avail. Feb. 11, 2004). The Staff concurred with the company's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth. *See also Wyeth* (avail. Jan. 21, 2005) (the second proposal was subsumed by the first proposal and was found to be substantially duplicative).

The fact that the Todd Proposal also requests additional reporting of data on residential mortgage loss mitigation outcomes does not alter the analysis. Ultimately, the principal thrust is still the same. For example, in *General Motors Corp.*, the Staff concurred that a proposal requesting a report on plans to comply with new fuel economy and greenhouse gas emissions standards had the same principal focus as a proposal requesting the adoption of quantitative goals for greenhouse gas emissions only and reports on plans to achieve those goals, although the proposal to be included did not require reporting on compliance with fuel economy standards. *General Motors Corp.* (avail. Mar. 13, 2008); *see also General Motors Corp. (Catholic Healthcare West Proposal)* (avail. Apr. 5, 2007) (allowing exclusion of a second proposal requesting an annual report of each contribution made with respect to a political campaign, political party, or attempt to influence legislation as substantially duplicative of a prior proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year).

Finally, because the Todd Proposal substantially duplicates the Prior Proposal, Wells Fargo believes there is a risk that its stockholders may be confused when asked to vote on both proposals. If both proposals are included in the Proxy Materials, stockholders could assume incorrectly that there must be a substantive difference between the proposals. In addition, if both proposals are voted on at the 2011 Annual Meeting with only one proposal passing, Wells Fargo would not know the intention of its stockholders based on such inconsistent results. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

For the foregoing reasons, Wells Fargo respectfully requests the concurrence of the Staff in Wells Fargo's determination to omit the Todd Proposal from Wells Fargo's Proxy Materials pursuant to Rule 14a-8(i)(11) as substantially duplicative of the Prior Proposal.

CONCLUSION

Based on the foregoing reasons, Wells Fargo intends to omit both the NYC Comptroller Proposal and the Todd Proposal, respectively, from its Proxy Materials for its 2011 Annual Meeting. Wells Fargo hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if Wells Fargo excludes the NYC Comptroller Proposal and the Todd Proposal, in their entirety, from Wells Fargo's Proxy Materials. We would be happy to provide you with additional information and answer any questions you may have regarding this request. Please do not hesitate to contact the undersigned at (515) 557-8167 regarding this request.

Very truly yours,



Christopher J. Adam
Senior Counsel

Attachments (3)

cc: (via electronic mail and overnight delivery)
Mr. Michael Garland
Executive Director of Corporate Governance
The City of New York
Officer of the Comptroller
1 Centre Street, Room 629
New York, NY 10007

(via electronic mail and overnight delivery)
Ms. Louise R. Todd

*** FISMA & OMB Memorandum M-07-16 ***

(via electronic mail and overnight delivery)
Mr. Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
29 Winter Street, 2nd Floor.
Boston, MA 02108

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

November 9, 2010

Ms. Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Dear Ms. Holschuh:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Wells Fargo & Company common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Very truly yours,



Michael Garland
Executive Director of Corporate Governance

MG/ma

Enclosures

Whereas:

Wells Fargo & Company is a leading originator, securitizer and servicer of home mortgages.

Reports of widespread irregularities in the mortgage securitization, servicing and foreclosure practices at a number of large banks, including missing or faulty documentation and possible fraud, have exposed the Company to substantial risks.

According to these reports, the specialized needs of millions of troubled borrowers overwhelmed bank operations that were designed to process routine mortgage payments. As the *New York Times* (10/24/10) reported, "computer systems were outmoded; the staff lacked the training and numbers to respond properly to the flood of calls. Traditional checks and balances on documentation slipped away as filing systems went electronic, and mortgages were packaged into bonds at a relentless pace."

Morgan Stanley estimated as many as 9 million U.S. mortgages that have been or are being foreclosed may face challenges over the validity of legal documents.

Mortgage servicers are required to act in the best interests of the investors who own the mortgages. However, a foreclosure expert testified before the Congressional Oversight Panel that perverse financial incentives lead servicers to foreclose when other options may be more advantageous to both homeowner and investor.

Fifty state attorneys general opened a joint investigation and major federal regulators initiated reviews of bank foreclosure practices, including the Federal Reserve's examination of the largest banks' policies, procedures, and internal controls related to loan modifications, foreclosures and securitizations to determine whether systematic weaknesses led to improper foreclosures.

Fitch Ratings warned the "probes may highlight weaknesses in the processes, controls and procedures of certain [mortgage] servicers and may lead to servicer rating downgrades."

"While federal regulators and state attorneys general have focused on flawed foreclosures," reported *Bloomberg* (10/24/10), "a bigger threat may be the cost to buy back faulty loans that banks bundled into securities."

Mortgage repurchases cost Bank of America, Citigroup, JP Morgan Chase and Wells Fargo $9.8 billion in total as of September 2010, according to Credit Suisse. Goldman Sachs estimated the four banks face potential losses of $26 billion, while other estimates place potential losses substantially higher.

The Audit Committee of the Board of Directors is responsible for ensuring the Company has adequate internal controls governing legal and regulatory compliance. With the Company's mortgage-related practices under intensive legal and regulatory scrutiny, we believe the Audit Committee should act proactively and independently to reassure shareholders that the Company's compliance controls are robust.

Resolved, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Louise M. Todd

*** FISMA & OMB Memorandum M-07-16 ***

By Email and FAX

November 18, 2010

Laurel A. Holschuh, Corporate Secretary
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, Minnesota 55479

Dear Ms. Holschuh,

As owner of 150 shares in Wells Fargo & Company ("Company"), I hereby submit the attached resolution for consideration at the upcoming annual meeting.

The resolution requests that the Company prepare a report to shareholders on its residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian and white mortgage borrowers; and on what policies and procedures the Company has put in place to ensure that it does not wrongly foreclosure on any residential property and that affidavits and other documents that the Company submits to the courts in foreclosure actions are accurate and legally sufficient.

The attached proposal is submitted for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock continuously during that time. I or other representatives will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2nd Floor, Boston, MA, 02108; 617-423-2148 x112; mlapham@responsiblewealth.org.

I look forward to further discussion of this issue.

Sincerely,

Louise M. Todd /ml

Louise M. Todd

Wells Fargo Shareholder Resolution on Foreclosures

WHEREAS:

Wells Fargo is the second-largest residential mortgage servicer in the United States, servicing $1.8 trillion in mortgage loans in 2010.

Eleven million borrowers across the country are currently at risk of losing their homes and, according to the Mortgage Bankers Association, one out of every two hundred homes will be foreclosed on during the current foreclosure crisis.

The foreclosure crisis has disproportionately affected black and Latino mortgage borrowers, who are currently 76% and 71% more likely, respectively, to have lost their homes to foreclosure than white borrowers, according to the Center for Responsible Lending.

The concentration of foreclosed properties, especially in predominately black and Latino communities, reduces the value of nearby properties and leads to neighborhood deterioration.

There is widespread evidence that mortgage servicers are providing poor customer service to distressed borrowers, which is hindering loan modification efforts. Furthermore, the Congressional Oversight Panel reports that "servicers are not properly incentivized to perform modifications even when modifications would yield a positive net present value for investors."

There is also widespread evidence that servicers have engaged widely in "robo-signing" — automatically generating affidavits claiming that mortgage lenders have reviewed key documents, when no such review occurred, even where the chain of assignment of the note and other fundamental facts are in question.

All fifty state Attorneys General and forty state bank and mortgage regulators have convened the Mortgage Foreclosure Multistate Group to investigate abuses in mortgage servicers' foreclosure filings and determine whether servicers have violated state law, including unfair and deceptive practice laws.

Robo-signing and other servicing abuses expose Wells Fargo to serious legal and reputational risks. The findings of the Mortgage Foreclosure Multistate Group may lead to substantial civil and/or criminal penalties, as well as mortgage putbacks, that could adversely impact Wells Fargo's stock price and ability to pay shareholder dividends.

RESOLVED;
Shareholders request that the Board of Directors publish a special report to shareholders, at reasonable expense and omitting proprietary information, by September 2011 on:

1. Wells Fargo's residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian, and white mortgage borrowers;
2. What policies and procedures Wells Fargo has put in place to ensure that it does not wrongly foreclose on any residential property in judicial or non-judicial foreclosure states, and that affidavits and other documents that Wells Fargo submits to the courts in foreclosure actions are accurate and legally sufficient.

EXHIBIT C

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 10, 2010

Sent by Facsimile and UPS

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

Dear Ms. Holschuh,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Wells Fargo & Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 3817 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-3900.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

11/10/2010 11:23AM (GMT-06:00)

RESOLVED: Shareholders recommend that Wells Fargo & Company (the "Company") prepare a report on the Company's internal controls over its mortgage servicing operations, including a discussion of:

- the Company's participation in mortgage modification programs to prevent residential foreclosures,
- the Company's servicing of securitized mortgages that the Company may be liable to repurchase, and
- the Company's procedures to prevent legal defects in the processing of affidavits related to foreclosure.

The report shall be compiled at reasonable expense and be made available to shareholders by the end of 2011, and may omit proprietary information as determined by the Company.

SUPPORTING STATEMENT

In our view, the foreclosure crisis has become a significant social policy issue affecting our Company's mortgage servicing operations. Our Company is a leading servicer of home mortgages. As a mortgage servicer, our Company processes payments from borrowers, negotiates mortgage modifications with borrowers, and processes foreclosure documents when necessary.

Our Company has foreclosed on a large number of home mortgages. According to an estimate by SNL Financial, our Company had $17.5 billion of its residential mortgage loans in foreclosure, and another $36.4 billion of mortgages it services for other lenders in foreclosure as of June 30, 2010. (*Wall Street Journal*, J.P. Morgan, BofA, Wells Fargo Tops in Foreclosed Home Loans, October 12, 2010.)

In our opinion, the modification of homeowner mortgages to affordable levels is a preferable alternative to foreclosure. Foreclosures are costly to process and reduce property values. We believe that our Company should provide greater disclosure of its efforts to prevent foreclosures by its participation in government mortgage modification programs such as the Home Affordable Modification Program as well as our Company's proprietary mortgage modifications.

We are also concerned about our Company's potential liability to repurchase mortgages from investors in mortgage backed securities that have been serviced by our Company. According to an estimate by J.P. Morgan Chase & Co. analysts, industry-wide bank losses from repurchases of securitized mortgages could total $55 billion to $120 billion. (*Wall Street Journal*, Bondholders Pick a Fight With Banks, October 19, 2010.)

In 2010, our Company announced that it would review its affidavits in 55,000 foreclosure cases. (Company Press Release, Wells Fargo Provides Update on Foreclosure Affidavits And Mortgage Securitizations, October 27, 2010.) All 50 state attorneys general have launched investigations into allegations that foreclosure affidavits were improperly prepared by some mortgage servicers (a practice known as "robo-signing"). (*Wall Street Journal*, Attorneys General Launch Mortgage Probe, October 13, 2010.)

In our view, our Company's shareholders will benefit from a report that provides greater transparency regarding our Company's mortgage servicing operations. We believe that such a report will also help improve our Company's corporate reputation by disclosing its responses to the foreclosure crisis, including its efforts to modify mortgages to prevent foreclosure, to properly service investor-owned mortgages, and to comply with state foreclosure laws.

For these reasons, we urge you to vote "FOR" this proposal.

11/10/2010 11:23AM (GMT-06:00)

WELLS FARGO

Wells Fargo & Company
Law Department
MAC #F4030-010
800 Walnut Street
Des Moines, IA 50309

Christopher J. Adam
Senior Counsel
515.557.8167
515.557.7602 (fax)

December 27, 2010

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE *Wells Fargo & Company*
Stockholder Proposal Submitted by the Comptroller of the City of New York, John C. Liu.
Stockholder Proposal Submitted by Louise R. Todd

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Wells Fargo & Company, a Delaware corporation ("Wells Fargo" or the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit from its proxy statement and form of proxy (the "Proxy Materials") for Wells Fargo's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") (i) a stockholder proposal (the "NYC Comptroller Proposal") and statements in support thereof submitted by the Comptroller of the City of New York, John C. Liu (the "NYC Comptroller") as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System and (ii) a stockholder proposal (the "Todd Proposal", together with the NYC Comptroller Proposal, the "Proposals") and statements in support thereof submitted by Louise R. Todd ("Todd", and the NYC Comptroller, each a "Proponent" and together the "Proponents").

The 2011 Annual Meeting is scheduled to be held on or about May 3, 2011. Wells Fargo intends to file its definitive Proxy Materials with the Commission on or about March 18, 2011 and to commence distribution of those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) under the Exchange Act we have:

- filed this letter with the Commission (by electronic mail at shareholderproposals@sec.gov) no later than eighty (80) calendar days before Wells Fargo intends to file its definitive Proxy Materials with the Commission; and
- concurrently sent copies of this submission to each of the Proponents as notice of Wells Fargo's intent to omit both the NYC Comptroller Proposal and the Todd Proposal, respectively, from its Proxy Materials.

Rule 14a-8(k) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to their Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS AND THE PRIOR PROPOSAL

The NYC Comptroller Proposal

On November 12, 2010, Wells Fargo received the NYC Comptroller Proposal for inclusion in the Proxy Materials for the 2011 Annual Meeting. The NYC Comptroller Proposal states:

> **Resolved**, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011.
>
> The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

A copy of the NYC Comptroller Proposal and the cover letter submitted by the NYC Comptroller are attached to this letter as Exhibit A.

The Todd Proposal

On November 18, 2010 at 4:41p.m. Central Standard Time, Wells Fargo received via facsimile the Todd Proposal for inclusion in the Proxy Materials for the 2011 Annual Meeting. The Todd Proposal states:

> RESOLVED:
> Shareholders request that the Board of Directors publish a special report to shareholders, at reasonable expense and omitting proprietary information, by September 2011 on:
> 1. Wells Fargo's residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian, and white mortgage borrowers;
> 2. What policies and procedures Wells Fargo has put in place to ensure that it does not wrongly foreclose on any residential property in judicial or non-judicial foreclosure states, and that affidavits and other documents that Wells Fargo submits to courts in foreclosure actions are accurate and legally sufficient.

A copy of the Todd Proposal and the cover letter submitted by Todd are attached to this letter as Exhibit B.

The Prior Proposal

On November 10, 2010 at 11:23a.m. Central Standard Time, and prior to receipt of the NYC Comptroller Proposal and the Todd Proposal, Wells Fargo received via facsimile a stockholder proposal (the "Prior Proposal") and statements in support thereof submitted on behalf of the AFL-CIO Reserve Fund for inclusion in the Proxy Materials for the 2011 Annual Meeting. The Prior Proposal states:

> RESOLVED: Shareholders recommend that Wells Fargo & Company (the "Company") prepare a report on the Company's internal controls over its mortgage servicing operations, including a discussion of:
>
> - the Company's participation in mortgage modification programs to prevent residential foreclosures,
> - the Company's servicing of securitized mortgages that the Company may be liable to repurchase, and
> - the Company's procedures to prevent legal defects in the processing of affidavits related to foreclosure.
>
> The report shall be compiled at reasonable expense and be made available to shareholders by the end of 2011, and may omit proprietary information as determined by the Company.

A copy of the Prior Proposal and the cover letter submitted on behalf of the AFL-CIO Reserve Fund are attached to this letter as Exhibit C. Wells Fargo intends to include the Prior Proposal in its Proxy Materials for the 2011 Annual Meeting.

BASIS FOR EXCLUSION OF THE PROPOSALS

The NYC Comptroller Proposal

Wells Fargo respectfully requests that the Staff concur in our view that the NYC Comptroller Proposal may be properly omitted from the Proxy Materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because the NYC Comptroller Proposal substantially duplicates the Prior Proposal that Wells Fargo intends to include in its Proxy Materials.

The Todd Proposal

Wells Fargo respectfully requests that the Staff concur in our view that the Todd Proposal may be properly omitted from the Proxy Materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because the Todd Proposal substantially duplicates the Prior Proposal that Wells Fargo intends to include in its Proxy Materials.

ANALYSIS

The NYC Comptroller Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates a Previously Submitted Proposal.

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994). The Staff has also previously indicated that a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first of such proposals. *See, e.g. Wells Fargo & Co.* (avail. Feb. 5, 2003). While the cover letter accompanying the NYC Comptroller Proposal was dated November 9, 2010, Wells Fargo did not actually receive the NYC Comptroller Proposal until November 12, 2010. By such time Wells Fargo had already received the Prior Proposal via facsimile on November 10, 2010 at 11:23a.m. Central Standard Time. Therefore,

Wells Fargo intends to exclude the NYC Comptroller Proposal as substantially duplicative of the Prior Proposal.

Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Instead, in determining whether two proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Pacific Gas and Electric Co.* (avail. Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs); *Wyeth* (avail. Jan. 21, 2005) (proposal requesting that the board prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply in foreign markets substantially duplicated by second proposal requesting that the board prepare a report on the effects and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow the purchase of its products by U.S. residents); *General Motors Corp. (Catholic Healthcare West Proposal)* (avail. Apr. 5, 2007) (allowing exclusion of a second proposal requesting an annual report of each contribution made with respect to a political campaign, political party, or attempt to influence legislation as substantially duplicative of a prior proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year).

In this particular case, it is unmistakable that the principal thrust or focus of both the Prior Proposal and the NYC Comptroller Proposal are the same, namely the Company's internal controls relating to its residential mortgage servicing operations, including its mortgage modification programs, mortgage foreclosure procedures and mortgage securitizations. Furthermore, both proposals seek Company action in the form of a report to stockholders. Although the NYC Comptroller Proposal describes the internal control reporting it seeks with slightly greater detail, it is nevertheless substantially duplicative because the general subject matter or principal thrust, reporting on "internal controls related to loan modifications, foreclosures and securitizations," is nearly identical to and clearly subsumed by the Prior Proposal. Similarly, in *Time Warner* two shareholder proposals sought information on the company's participation and use of corporate resources in the political process. *Time Warner, Inc.* (avail. Feb. 11, 2004). The Staff concurred with the company's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth.

The fact that the NYC Comptroller Proposal also requests that "the Board have its Audit Committee conduct an independent review" does not alter this analysis. The Staff has previously concurred that Rule 14a-8(i)(11) is available even when one substantially duplicative proposal specifically requests board committee action while the other proposal speaks to requested action of the company generally. *See General Motors Corp.* (avail. Mar. 13, 2008) (concurring with the exclusion of proposal requesting a committee of independent directors assess and report on steps to meet new fuel economy and greenhouse gas emissions standards duplicating proposal to adopt quantitative goals for reducing greenhouse gas emissions); *Chevron Corp.* (avail. Mar. 23, 2009) (proposal requesting an independent committee of the board to prepare a report on environmental damage from oil sands operations substantially duplicated a proposal that the board of directors adopt and report on goals for reducing greenhouse emissions from the company's products and operations); *Bank of America Corp.* (avail. Feb. 14, 2006) (allowing exclusion of proposal requesting the company submit to its audit committee and publish a report on information relating to political contributions as substantially duplicative of a proposal requesting the board of directors direct management to publish a detailed statement of political contributions); *General Electric Co.* (Feb. 9, 1994) (proposal that the company prepare a report regarding violence in television programming excludable because it was substantially identical to another proposal that company form a committee of outside directors to review the same issue).

Finally, because the NYC Comptroller Proposal substantially duplicates the Prior Proposal, there is a risk that the Company's stockholders may be confused when asked to vote on both proposals. If both proposals are included in the Proxy Materials, stockholders could assume incorrectly that there must be a substantive difference between the proposals. In addition, if both proposals are voted on at the 2011 Annual Meeting with only one proposal passing, the Company would not know the intention of stockholders in the event of such inconsistent results. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

For the foregoing reasons, Wells Fargo respectfully requests the concurrence of the Staff in Wells Fargo's determination to omit the NYC Comptroller Proposal from Wells Fargo's Proxy Materials pursuant to Rule 14a-8(i)(11) as substantially duplicative of the Prior Proposal.

The Todd Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates a Previously Submitted Proposal.

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994). The Staff has also previously indicated that a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first of such proposals. *See, e.g. Wells Fargo & Co.* (avail. Feb. 5, 2003). Wells Fargo received the Prior Proposal via facsimile on November 10, 2010 at 11:23a.m. Central Standard Time and it subsequently received the Todd Proposal via facsimile on November 18, 2010 at 4:41p.m. Central Standard Time Therefore, Wells Fargo intends to exclude the later received Todd Proposal as substantially duplicative of the Prior Proposal.

Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Instead, in determining whether two proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Pacific Gas and Electric Co.* (avail. Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs); *Wyeth* (avail. Jan. 21, 2005) (proposal requesting that the board prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply in foreign markets substantially duplicated by second proposal requesting that the board prepare a report on the effects and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow the purchase of its products by U.S. residents).

In this particular case, while phrased slightly differently it is still clear that the Prior Proposal and the Todd Proposal share the same principal thrust or focus, namely the Company's internal controls relating to its residential mortgage servicing operations. The Company's policies and procedures both for residential mortgage loss mitigation and foreclosures that are the focus of the Todd Proposal merely constitute certain types of internal controls for mortgage servicing operations. Therefore, the policies and procedures requested by Todd Proposal would be subsumed by a broader report on the "Company's internal controls over its mortgage servicing operations" as called for by the Prior Proposal. Similarly, in *Time Warner* two shareholder proposals sought information on the company's participation and use of corporate resources in the political process. *Time Warner, Inc.* (avail. Feb. 11, 2004). The Staff concurred with the company's characterization of the proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth. *See also Wyeth* (avail. Jan. 21, 2005) (the second proposal was subsumed by the first proposal and was found to be substantially duplicative).

The fact that the Todd Proposal also requests additional reporting of data on residential mortgage loss mitigation outcomes does not alter the analysis. Ultimately, the principal thrust is still the same. For example, in *General Motors Corp.*, the Staff concurred that a proposal requesting a report on plans to comply with new fuel economy and greenhouse gas emissions standards had the same principal focus as a proposal requesting the adoption of quantitative goals for greenhouse gas emissions only and reports on plans to achieve those goals, although the proposal to be included did not require reporting on compliance with fuel economy standards. *General Motors Corp.* (avail. Mar. 13, 2008); *see also General Motors Corp. (Catholic Healthcare West Proposal)* (avail. Apr. 5, 2007) (allowing exclusion of a second proposal requesting an annual report of each contribution made with respect to a political campaign, political party, or attempt to influence legislation as substantially duplicative of a prior proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year).

Finally, because the Todd Proposal substantially duplicates the Prior Proposal, Wells Fargo believes there is a risk that its stockholders may be confused when asked to vote on both proposals. If both proposals are included in the Proxy Materials, stockholders could assume incorrectly that there must be a substantive difference between the proposals. In addition, if both proposals are voted on at the 2011 Annual Meeting with only one proposal passing, Wells Fargo would not know the intention of its stockholders based on such inconsistent results. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. *SEC Exchange Act Release No. 34-12999* (Nov. 22, 1976).

For the foregoing reasons, Wells Fargo respectfully requests the concurrence of the Staff in Wells Fargo's determination to omit the Todd Proposal from Wells Fargo's Proxy Materials pursuant to Rule 14a-8(i)(11) as substantially duplicative of the Prior Proposal.

CONCLUSION

Based on the foregoing reasons, Wells Fargo intends to omit both the NYC Comptroller Proposal and the Todd Proposal, respectively, from its Proxy Materials for its 2011 Annual Meeting. Wells Fargo hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if Wells Fargo excludes the NYC Comptroller Proposal and the Todd Proposal, in their entirety, from Wells Fargo's Proxy Materials. We would be happy to provide you with additional information and answer any questions you may have regarding this request. Please do not hesitate to contact the undersigned at (515) 557-8167 regarding this request.

Very truly yours,



Christopher J. Adam
Senior Counsel

Attachments (3)

cc: (via electronic mail and overnight delivery)
Mr. Michael Garland
Executive Director of Corporate Governance
The City of New York
Officer of the Comptroller
1 Centre Street, Room 629
New York, NY 10007

(via electronic mail and overnight delivery)
Ms. Louise R. Todd

*** FISMA & OMB Memorandum M-07-16 ***

(via electronic mail and overnight delivery)
Mr. Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
29 Winter Street, 2nd Floor
Boston, MA 02108

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

November 9, 2010

Ms. Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Dear Ms. Holschuh:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Wells Fargo & Company common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Very truly yours,



Michael Garland
Executive Director of Corporate Governance

MG/ma

Enclosures

Wells Fargo & Company – Board Review of foreclosure 2011

Whereas:

Wells Fargo & Company is a leading originator, securitizer and servicer of home mortgages.

Reports of widespread irregularities in the mortgage securitization, servicing and foreclosure practices at a number of large banks, including missing or faulty documentation and possible fraud, have exposed the Company to substantial risks.

According to these reports, the specialized needs of millions of troubled borrowers overwhelmed bank operations that were designed to process routine mortgage payments. As the *New York Times* (10/24/10) reported, "computer systems were outmoded; the staff lacked the training and numbers to respond properly to the flood of calls. Traditional checks and balances on documentation slipped away as filing systems went electronic, and mortgages were packaged into bonds at a relentless pace."

Morgan Stanley estimated as many as 9 million U.S. mortgages that have been or are being foreclosed may face challenges over the validity of legal documents.

Mortgage servicers are required to act in the best interests of the investors who own the mortgages. However, a foreclosure expert testified before the Congressional Oversight Panel that perverse financial incentives lead servicers to foreclose when other options may be more advantageous to both homeowner and investor.

Fifty state attorneys general opened a joint investigation and major federal regulators initiated reviews of bank foreclosure practices, including the Federal Reserve's examination of the largest banks' policies, procedures, and internal controls related to loan modifications, foreclosures and securitizations to determine whether systematic weaknesses led to improper foreclosures.

Fitch Ratings warned the "probes may highlight weaknesses in the processes, controls and procedures of certain [mortgage] servicers and may lead to servicer rating downgrades."

"While federal regulators and state attorneys general have focused on flawed foreclosures," reported *Bloomberg* (10/24/10), "a bigger threat may be the cost to buy back faulty loans that banks bundled into securities."

Mortgage repurchases cost Bank of America, Citigroup, JP Morgan Chase and Wells Fargo $9.8 billion in total as of September 2010, according to Credit Suisse. Goldman Sachs estimated the four banks face potential losses of $26 billion, while other estimates place potential losses substantially higher.

The Audit Committee of the Board of Directors is responsible for ensuring the Company has adequate internal controls governing legal and regulatory compliance. With the Company's mortgage-related practices under intensive legal and regulatory scrutiny, we believe the Audit Committee should act proactively and independently to reassure shareholders that the Company's compliance controls are robust.

Resolved, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

Louise M. Todd

*** FISMA & OMB Memorandum M-07-16 ***

By Email and FAX

November 18, 2010

Laurel A. Holschuh, Corporate Secretary
MAC #N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, Minnesota 55479

Dear Ms. Holschuh,

As owner of 150 shares in Wells Fargo & Company ("Company"), I hereby submit the attached resolution for consideration at the upcoming annual meeting.

The resolution requests that the Company prepare a report to shareholders on its residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian and white mortgage borrowers; and on what policies and procedures the Company has put in place to ensure that it does not wrongly foreclosure on any residential property and that affidavits and other documents that the Company submits to the courts in foreclosure actions are accurate and legally sufficient.

The attached proposal is submitted for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock continuously during that time. I or other representatives will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2nd Floor, Boston, MA, 02108; 617-423-2148 x112; mlapham@responsiblewealth.org.

I look forward to further discussion of this issue.

Sincerely,

Louise M. Todd/ml

Louise M. Todd

Wells Fargo Shareholder Resolution on Foreclosures

WHEREAS:

Wells Fargo is the second-largest residential mortgage servicer in the United States, servicing $1.8 trillion in mortgage loans in 2010.

Eleven million borrowers across the country are currently at risk of losing their homes and, according to the Mortgage Bankers Association, one out of every two hundred homes will be foreclosed on during the current foreclosure crisis.

The foreclosure crisis has disproportionately affected black and Latino mortgage borrowers, who are currently 76% and 71% more likely, respectively, to have lost their homes to foreclosure than white borrowers, according to the Center for Responsible Lending.

The concentration of foreclosed properties, especially in predominately black and Latino communities, reduces the value of nearby properties and leads to neighborhood deterioration.

There is widespread evidence that mortgage servicers are providing poor customer service to distressed borrowers, which is hindering loan modification efforts. Furthermore, the Congressional Oversight Panel reports that "servicers are not properly incentivized to perform modifications even when modifications would yield a positive net present value for investors."

There is also widespread evidence that servicers have engaged widely in "robo-signing" — automatically generating affidavits claiming that mortgage lenders have reviewed key documents, when no such review occurred, even where the chain of assignment of the note and other fundamental facts are in question.

All fifty state Attorneys General and forty state bank and mortgage regulators have convened the Mortgage Foreclosure Multistate Group to investigate abuses in mortgage servicers' foreclosure filings and determine whether servicers have violated state law, including unfair and deceptive practice laws.

Robo-signing and other servicing abuses expose Wells Fargo to serious legal and reputational risks. The findings of the Mortgage Foreclosure Multistate Group may lead to substantial civil and/or criminal penalties, as well as mortgage putbacks, that could adversely impact Wells Fargo's stock price and ability to pay shareholder dividends.

RESOLVED:
Shareholders request that the Board of Directors publish a special report to shareholders, at reasonable expense and omitting proprietary information, by September 2011 on:

1. Wells Fargo's residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian, and white mortgage borrowers;
2. What policies and procedures Wells Fargo has put in place to ensure that it does not wrongly foreclose on any residential property in judicial or non-judicial foreclosure states, and that affidavits and other documents that Wells Fargo submits to the courts in foreclosure actions are accurate and legally sufficient.

EXHIBIT C

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 10, 2010

Sent by Facsimile and UPS

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

Dear Ms. Holschuh,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Wells Fargo & Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 3817 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-3900.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

11/10/2010 11:23AM (GMT-06:00)

RESOLVED: Shareholders recommend that Wells Fargo & Company (the "Company") prepare a report on the Company's internal controls over its mortgage servicing operations, including a discussion of:

- the Company's participation in mortgage modification programs to prevent residential foreclosures,
- the Company's servicing of securitized mortgages that the Company may be liable to repurchase, and
- the Company's procedures to prevent legal defects in the processing of affidavits related to foreclosure.

The report shall be compiled at reasonable expense and be made available to shareholders by the end of 2011, and may omit proprietary information as determined by the Company.

SUPPORTING STATEMENT

In our view, the foreclosure crisis has become a significant social policy issue affecting our Company's mortgage servicing operations. Our Company is a leading servicer of home mortgages. As a mortgage servicer, our Company processes payments from borrowers, negotiates mortgage modifications with borrowers, and processes foreclosure documents when necessary.

Our Company has foreclosed on a large number of home mortgages. According to an estimate by SNL Financial, our Company had $17.5 billion of its residential mortgage loans in foreclosure, and another $36.4 billion of mortgages it services for other lenders in foreclosure as of June 30, 2010. (*Wall Street Journal*, J.P. Morgan, BofA, Wells Fargo Tops in Foreclosed Home Loans, October 12, 2010.)

In our opinion, the modification of homeowner mortgages to affordable levels is a preferable alternative to foreclosure. Foreclosures are costly to process and reduce property values. We believe that our Company should provide greater disclosure of its efforts to prevent foreclosures by its participation in government mortgage modification programs such as the Home Affordable Modification Program as well as our Company's proprietary mortgage modifications.

We are also concerned about our Company's potential liability to repurchase mortgages from investors in mortgage backed securities that have been serviced by our Company. According to an estimate by J.P. Morgan Chase & Co. analysts, industry-wide bank losses from repurchases of securitized mortgages could total $55 billion to $120 billion. (*Wall Street Journal*, Bondholders Pick a Fight With Banks, October 19, 2010.)

In 2010, our Company announced that it would review its affidavits in 55,000 foreclosure cases. (Company Press Release, Wells Fargo Provides Update on Foreclosure Affidavits And Mortgage Securitizations, October 27, 2010.) All 50 state attorneys general have launched investigations into allegations that foreclosure affidavits were improperly prepared by some mortgage servicers (a practice known as "robo-signing"). (*Wall Street Journal*, Attorneys General Launch Mortgage Probe, October 13, 2010.)

In our view, our Company's shareholders will benefit from a report that provides greater transparency regarding our Company's mortgage servicing operations. We believe that such a report will also help improve our Company's corporate reputation by disclosing its responses to the foreclosure crisis, including its efforts to modify mortgages to prevent foreclosure, to properly service investor-owned mortgages, and to comply with state foreclosure laws.

For these reasons, we urge you to vote "FOR" this proposal.